Insert A

Accordingly  at May 31  2008  reclassifications
were recorded to increase  decrease  paid in
capital by $ 137 249   net accumulated
distributions in excess of net investment income by $177 300 and net accumulated realized capital losses on investments by $ 40 051 .
These reclassifications have no effect on net assets or net asset value per share.